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Corporate Office 400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3

PROGRESSIVE WASTE SOLUTIONS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 7, 2013

        NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shares") (the "Voting Shareholders") of Progressive Waste Solutions Ltd. ("Progressive Waste Solutions" or the "Corporation") will be held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on May 7, 2013 at 2:00 p.m., Toronto time, for the following purposes:

  (a)
  to receive the financial statements of the Corporation for the period ended December 31, 2012 and the report of the auditors thereon;

  (b)
  to appoint auditors and to authorize the directors to fix the remuneration of the auditors;

  (c)
  to elect the directors;

  (d)
  to consider and, if thought advisable, pass an advisory resolution on the Corporation's approach to executive compensation; and

  (e)
  to transact such other business as may properly come before the Meeting and any and all adjournments thereof.

  A management information circular and form of proxy accompany this Notice.

DATED at Toronto, Ontario, this 3rd day of April, 2013.

BY ORDER OF THE BOARD OF DIRECTORS
"William Chyfetz"
WILLIAM CHYFETZ Vice President, Associate General Counsel and Secretary

        If you are a Voting Shareholder and you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 3, 2013 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Only Voting Shareholders of record at the close of business on March 25, 2013 will be entitled to vote at the Meeting or any adjournment thereof.

PROGRESSIVE WASTE SOLUTIONS LTD.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 3, 2013

THE CORPORATION

        Progressive Waste Solutions Ltd. was originally incorporated on May 20, 2009. Pursuant to Articles of Amalgamation effective May 27, 2009, the name of the Corporation was changed from BFI Canada Ltd. to IESI-BFC Ltd. Pursuant to Articles of Amalgamation effective May 2, 2011, the name of the Corporation was changed to Progressive Waste Solutions Ltd. (together with its predecessors BFI Canada Ltd and IESI-BFC Ltd., "Progressive Waste Solutions" or the "Corporation").

        Progressive Waste Solutions Ltd. is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court approved plan of arrangement under the Business Corporations Act (Ontario) on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares (the "Shares") of Progressive Waste Solutions Ltd. in exchange for ordinary trust units (the "Units") of the Fund. As a result of the Conversion, Progressive Waste Solutions Ltd. owned directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and principal office of Progressive Waste Solutions is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by our board of directors from registered owners of the Shares (the "Voting Shares") of the Corporation for use at the annual meeting (the "Meeting") of holders of Voting Shares ("Voting Shareholders") of the Corporation to be held on May 7, 2013 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario at 2:00 p.m., and at any adjournment thereof, for the purposes set forth in the notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally by the Corporation or its subsidiaries at nominal cost. The cost of such solicitation will be borne by the Corporation.

Notice-and-Access

        This year, the Corporation is using the new "notice-and-access" system recently adopted by the Canadian Securities Administrators for the delivery of proxy materials to Non-Registered Holders (as defined below) through the Corporation's website, www.progressivewaste.com/annualmeeting2013. As a result, the Corporation mailed a notice about the website availability of the proxy materials to Non-Registered Holders who had previously been receiving a paper copy of the proxy materials. Non-Registered Holders have the ability to access the proxy materials on the Corporation's website and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials through the Corporation's website or to request a paper copy may be found in the notice.

        Registered Voting Shareholders will continue to receive paper copies of proxy materials. Other Voting Shareholders who have requested to receive the Annual Report will also receive a paper copy of the Annual Report.

Appointment of Proxies

        The persons named in the enclosed form of proxy are directors of the Corporation. A Voting Shareholder has the right to appoint another person or company to represent such Voting Shareholder at the Meeting, and may do so by inserting such person's or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Voting Shareholder of the Corporation.

        To be valid, proxies must be returned to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 3, 2013 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Voting of Shares — Advice to Non-Registered Holders

        Only Voting Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Voting Shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Voting Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the "Voting Instruction Form") (collectively, the "Notice Package") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Corporation will not directly send the Notice Package to Non-Registered Holders. It will pay intermediaries to forward the Notice Package to all Non-Registered Holders. Non-Registered Holders who have requested to receive the Annual Report will receive a paper copy.

        Intermediaries are required to forward the Notice Package to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy sent to Voting Shareholders, a Voting Instructions Form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Voting Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Revocation of Proxies

        A Voting Shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and returning it to Computershare Investor Services Inc. in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Voting Shareholder or by the Voting Shareholder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (c) in any other manner permitted by law.

Voting of Proxies

        The persons named in the accompanying form of proxy will vote or withhold from voting the Voting Shares in respect of which they are appointed in accordance with the direction of the Voting Shareholder appointing them, and if the Voting Shareholder specifies a choice with respect to any matter to be acted upon, the Voting

Shares will be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors, FOR the election of the nominees named herein as directors and FOR the advisory resolution on the Corporation's approach to executive compensation, all as set out in this Circular. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with their judgment.

Information in this Circular

        The Corporation reports its financial results in accordance with U.S. GAAP and in U.S. dollars. Unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. In addition, information herein is presented as of March 15, 2013 unless otherwise indicated.

VOTING SHARES AND GOVERNANCE ARRANGEMENTS

        On March 15, 2013, the Corporation had outstanding 115,166,753 Shares. Each holder of Voting Shares of record at the close of business on March 25, 2013, the record date established for notice of the Meeting (the "Record Date"), will be entitled to vote on all matters proposed to come before the Meeting, even though such Voting Shareholder has since that date disposed of its Voting Shares. No person who acquires Voting Shares after the Record Date shall be entitled to vote at the Meeting or any adjournment thereof.

        Holders of Voting Shares will be entitled to cast one vote for each Voting Share held of record as at the Record Date, on any matter presented to the Voting Shareholders at the Meeting.

Governance Practices

        The board of directors aspires to the highest standards of governance and is committed to ensuring that its practices are consistent with those considered to be the most beneficial to shareholders. Accordingly, the board routinely surveys North American governance best practices and has implemented several enhancements to its governance practices. The board of directors has adopted the following governance practices:

  •
  A policy that, in an uncontested election of directors, any nominee who receives more votes "withheld" than "for" will tender his or her resignation immediately. The Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board of directors accept the resignation. The board of directors will make its decision and announce its decision and the reasons for its decision in a press release no later than 90 days after the date of the resignation.

  •
  A "say on pay" policy of giving shareholders the opportunity to cast an annual advisory vote on the Corporation's approach to executive compensation.

An updated outline of the mandate of the board of directors which includes a description of certain governance principles and guidelines, is attached to this Circular as Schedule A.

PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of Progressive Waste Solutions, no person or company, as at March 15, 2013, beneficially owned, controlled or directed, directly or indirectly Voting Shares carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

 MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

        The consolidated financial statements of the Corporation for the period ended December 31, 2012, together with the auditors' report thereon, are available on the Corporation's website, www.progressivewaste.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com. The financial statements and auditors' report will be submitted to the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditors

        It is proposed that the firm of Deloitte LLP, Independent Registered Chartered Accountants, be re-appointed as auditors of the Corporation, to hold office until the next annual meeting of Voting Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte LLP has been the Corporation's auditors since 2002.

        Proxies will be voted FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof.

        Deloitte LLP billed the Corporation and its subsidiaries C$2,538,670 and C$2,447,567 for 2012 and 2011, respectively, for audit services; C$134,242 and C$125,001 for 2012 and 2011, respectively, for audit-related services (including accounting consultations and translation services); and C$239,741 and C$282,743 for 2012 and 2011, respectively, for tax compliance, tax advice and tax planning services.

Election of Directors of the Corporation

        Six directors are to be elected at the Meeting. The members of our board of directors will be elected by the Voting Shareholders.

        Proxies received in favour of management's nominees will be voted FOR the election of the nominees named in the section entitled "Nominees for the Board of Directors" as directors of the Corporation, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of the Corporation but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of management's nominees will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the Voting Shareholder has specified in the proxy that such Voting Shares are to be withheld from voting in respect of the election of directors. The Corporation intends to disclose a tabulation of the votes cast for or withheld with respect to each nominee for the board of directors. The board of directors adopted a majority voting policy in February 2013. A director receiving more votes "withheld" than "for" in an uncontested election is required to tender his or her resignation.

        Each director elected will hold office until the next annual meeting or until he or she ceases to be a director.

Advisory Resolution on Executive Compensation (Say on Pay)

        The Corporation believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation's approach to executive compensation are disclosed in the section entitled "Executive Compensation" beginning on page 12 of this Circular.

        In 2013, the board of directors adopted a policy of giving Voting Shareholders the opportunity to cast an annual advisory vote on the Corporation's approach to executive compensation. This feedback is an important tool in the Corporation's ongoing efforts to both meet its objectives and ensure a high level of Voting

Shareholder engagement. The board of directors recommends that Voting Shareholders approve the following advisory resolution (the "Say on Pay Resolution"):

        Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in this Circular delivered in advance of the Meeting.

        The Say on Pay Resolution must be approved by a majority of the votes cast by Voting Shareholders who vote in respect of the resolution. Because this is an advisory vote, the results will not be binding upon the board of directors. However, the board of directors and the Compensation Committee will take into account the results of the vote when considering future compensation policies, procedures and decisions. The results of the advisory vote will be disclosed as part of the report of voting results for the Meeting.

        Proxies will be voted FOR the Say on Pay Resolution, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be voted against the Say on Pay Resolution.

 NOMINEES FOR THE BOARD OF DIRECTORS

        The following table sets forth the names of and certain additional information for the persons proposed to be nominated for election as directors. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2012 of C$1.00= $1.0006 and for the year ended December 31, 2011 of C$1.00 = $1.0109.

John T. Dillon Consultant Greenwich, Connecticut U.S.A. Age: 74 Board member since May 2011 Independent
Mr. Dillon is a Senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners (an advisory and investment firm). He retired as Chairman and Chief Executive Officer of International Paper on October 31, 2003. Mr. Dillon served as Chairman and Chief Executive Officer from April 1, 1996 to his retirement. From September 1995 to April 1996 he served as the company's President and Chief Operating Officer. Mr. Dillon received his bachelor's degree from the University of Hartford in 1966 and master's degree from Columbia University's Graduate School of Business in 1971.

AREAS OF EXPERTISE
	• Paper and Forest Industry		• Public Board Experience
	• Finance		• Corporate Management
	• Corporate Governance		• Private Equity Investments

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	7 of 8 88%	26 of 31 84%
	Audit	3 of 4 75%
	Compensation	9 of 10 90%
	Governance and Nominating	4 of 5 80%
	Environmental Health & Safety	3 of 4 75%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	E.I. DuPont de Nemours and Company		Retired April 2011
	Kellogg Co		Audit, Compensation and Governance
	Caterpillar Inc		Retired December 2010

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 15, 2013
12,406(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2012 $179,063
2011 $101,366

(1)
The total value of Mr. Dillon's holdings on March 15, 2013 was $257,052 (based on the closing price of Shares on the New York Stock Exchange on March 15, 2013 of $20.72), which equals approximately 50% of the share ownership requirement for directors of the Corporation that he must meet by May 25, 2016.

James J. Forese

Operating Partner and Chief Operating Officer, HCI Equity Partners

Naples, Florida, U.S.A.

Age: 77

Board member since 2005 and Non-Executive Chairman of the board of directors

Independent

Mr. Forese joined HCI Equity Partners (a private equity investment firm) in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
• Finance		• Corporate Management
• Governance		• Entrepreneurship
• International Markets

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors	8 of 8 100%	30 of 31 97%
Audit	4 of 4 100%
Compensation	9 of 10 90%
Governance and Nominating	5 of 5 100%
Environmental Health & Safety	4 of 4 100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
Anheuser-Busch, Inc.	2003 – 2008	–
SFN Corporation	2003 – 2011	–
MISTRAS Group, Inc.	2009 – Present	Audit Committee Chair
RRTS Corporation	2010 – 2011	–

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 15, 2013
58,676(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2012 $213,886
2011 $202,204

(1)
The total value of Mr. Forese's holdings on March 15, 2013 was $1,215,767 (based on the closing price of Shares on the New York Stock Exchange on March 15, 2013 of $20.72), which exceeds the share ownership requirement for directors of the Corporation.

Jeffrey L. Keefer Consultant West Chester, Pennsylvania U.S.A. Age: 60 Board member since May 2012 Independent
Mr. Keefer retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for the Company. He also served from June 2006 through 2009 as Executive Vice President & Chief Financial Officer of DuPont. He was a member of the Office of the Chief Executive.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Finance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	4 of 4 100%	14 of 14 100%
	Audit	2 of 2 100%
	Compensation	4 of 4 100%
	Governance and Nominating	2 of 2 100%
	Environmental Health & Safety	2 of 2 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 15, 2013
2,385(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2012 $97,218

(1)
The total value of Mr. Keefer s holdings on March 15, 2013 was $49,417 (based on the closing price of Shares of the New York Stock Exchange on March 15, 2013 of $20.72), which equals approximately 10% of the share ownership requirement for directors of the Corporation that he must meet by May 8, 2017.

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 61 Board member 2002-2005 and since 2007 Independent
Mr. Knight is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He has served on the boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry		• International Markets
	• Mergers & Acquisitions		• Corporate Management
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	7 of 8 88%	24 of 27 89%
	Audit	4 of 4 100%
	Compensation	9 of 10 90%
	Governance and Nominating	4 of 5 80%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 15, 2013
33,423(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2012 $187,612
2011 $156,708

(1)
The total value of Mr. Knight's holdings on March 15, 2013 was $692,525 (based on the closing price of Shares on the New York Stock Exchange on March 15, 2013 of $20.72), which exceeds the share ownership requirements for directors of the Corporation.

Daniel R. Milliard Corporate Executive Port Carling, Ontario, Canada Age: 65 Board member since 2002 Independent
Mr. Milliard currently serves as General Manager of Islip Flow Controls, Inc. Prior to that Mr. Milliard was a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States. His business experience extends over a variety of industries including manufacturing, technology, telecommunications and healthcare. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard has a B.Sc. in business administration from the American University, a M.A. in business from Central Missouri University, and a J.D. from the University of Tulsa.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
• Governance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	8 of 8 100%	30 of 31 97%
	Audit	4 of 4 100%
	Compensation	9 of 10 90%
	Governance and Nominating	5 of 5 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 15, 2013
17,518(1)

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2012 $187,599
2011 $146,578

(1)
The total value of Mr. Milliard's holdings on March 15, 2013 was $362,973 (based on the closing price of Shares on the New York Stock Exchange on March 15, 2013 of $20.72), which represents approximately 71% of share ownership requirement for directors of the Corporation that he must meet by June 30, 2014.

Joseph D. Quarin Vice Chairman & Chief Executive Officer of Progressive Waste Solutions Ltd. Toronto, Ontario, Canada Age: 47 Board member since July 2011 Non-independent
Mr. Quarin has been the Vice Chairman and Chief Executive Officer of Progressive Waste Solutions since January 1, 2012. Mr. Quarin was previously President and Chief Operating Officer from November 16, 2010 to January 1, 2012, Executive Vice President from March 2010 to November 16, 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 to March 2010, Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005 and Vice President Finance of BFI Canada Holdings from July 2000 to February 2002. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners (now Edgestone Capital Partners) from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm from Queen's University, and is a Chartered Accountant.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Finance
	• Mergers & Acquisitions		• Governance
• Corporate Management

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	8 of 8 100%	12 of 12 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 15, 2013
153,431(1)

VALUE OF TOTAL COMPENSATION RECEIVED
As an officer of the Corporation, Mr. Quarin is not entitled to additional compensation for board service.

(1)
The total value of Mr. Quarin's holdings (excluding stock options) on March 15, 2013 was $3,179,090 (based on the closing price of shares on the New York Stock Exchange on March 15, 2013 of $20.72) which represents approximately 94% of the share ownership requirement for the Chief Executive Officer of the Corporation that he must meet by December 31, 2016.

 EXECUTIVE COMPENSATION

Executive Summary

        Progressive Waste Solution's executive compensation program is designed to align the interests of senior management with the shareholders by linking a significant portion of their compensation to the Corporation's annual operating and financial results, as well as long-term shareholder returns. Over the past year, the Compensation Committee evaluated the key components of our executive officer compensation to ensure its alignment with short-term and long-term business objectives. For Progressive Waste Solutions, 2012 was a year in which it focused on strategic growth initiatives, strong cash flow, and a more disciplined approach to capital stewardship. However, the Corporation fell short of its budget performance levels which, consistent with our pay-for-performance philosophy, resulted in annual cash bonus payouts substantially below targets. Nevertheless, we are confident that our performance goals are challenging, yet attainable, and in line with the level of achievement that we seek to reward.

Accomplishments of the Compensation Committee in 2012 and Early 2013

  •
  Reviewed and approved the Short-Term Incentive Plan ("STIP") and Long-Term Incentive Plan ("LTIP") designs for executive officers of the Corporation for 2012;

  •
  Assessed Named Executive Officer performance and recommended 2012 target compensation amounts (base salary, STIP, and LTIP);

  •
  Approved end-of-year payouts under the 2012 STIP;

  •
  Reviewed the executive organization structure and confirmed the succession plan by appointing Ian M. Kidson, Vice President and Chief Financial Officer, effective August 15, 2012;

  •
  Retained Meridian Compensation Partners and Frederic W. Cook, Inc. to conduct compensation analyses to re-evaluate the competitiveness of our executive and board of director's compensation programs;

  •
  Reviewed the executive compensation disclosure included in the information circular for the Corporation's annual meeting of shareholders; and

  •
  Developed the design and performance measures for a new 2013 LTIP that enhances the alignment of executive and shareholder interests. The 2013 LTIP includes Stock Options, Performance Share Units, and Restricted Stock Units which are aligned with the objectives of shareholder value creation, satisfaction of multi-year financial goals, and retention.

Shareholder Engagement and Executive Compensation

        The Compensation Committee continued to assess the recent introduction of advisory shareholder votes on executive compensation at certain Canadian companies — also referred to as "Say-on-Pay" initiatives.

        The Corporation and its board of directors appreciate the importance that shareholders place on effective executive compensation programs. The directors have a legal duty to supervise the management of the business and affairs of the Corporation. One of our board of directors' key responsibilities is to assess the performance of senior executives and approve their compensation arrangements. The board of directors believes that the Corporation's directors and the Compensation Committee are in the best position to oversee the executive compensation programs and policies at the Corporation, which have become increasingly complex and must take into account a number of factors. The Compensation Committee, which is comprised entirely of independent directors, has full access to the necessary information and the benefit of external professional guidance and the relevant experience of its members to make the appropriate decisions.

        This Compensation Discussion and Analysis provides full disclosure of the Corporation's executive compensation programs and describes the approach taken for setting executive compensation. In the board of directors' view, the shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the board of directors has used to make executive compensation decisions and to have an advisory vote on the board of directors' approach to executive compensation. As a result, the board of directors is providing Voting Shareholders with a non-binding, advisory vote on the Corporation's executive compensation policy at the Meeting. The board of directors believes that compensation programs for its senior executives are appropriate and that they drive performance for the benefit of all shareholders.

Compensation Discussion and Analysis

        The Compensation Discussion and Analysis, tables and narrative discuss the compensation of the (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) the three other most highly compensated executive officers of the Corporation or its subsidiaries (collectively, the "Named Executive Officers" or "NEOs").

        For 2012, the Named Executive Officers are:

  •
  Joseph D. Quarin, Vice Chairman and Chief Executive Officer;

  •
  William P. Hulligan, President and Chief Operating Officer;

  •
  Ian M. Kidson, Vice President and Chief Financial Officer (from August 15);

  •
  Thomas J. Cowee, Vice President and Chief Financial Officer (prior to August 15);

  •
  Thomas L. Brown, Senior Vice President, Chief Operating Officer, IESI;

  •
  Domenico D. Pio, Vice President, Chief Operating Officer, Canada.

Compensation Philosophy

        The Compensation Committee's approach to NEO compensation is substantially the same for other executive officers. The Compensation Committee believes that compensation paid to NEOs should be aligned with short-term and long-term business objectives and tied to specific performance measures. The Corporation's compensation programs are designed to attract and retain highly qualified executives by paying them competitively in order to motivate them to increase shareholder value in the near term, and over time.

        The objectives of our compensation program are:

  •
  To attract and retain skilled individuals with superior leadership ability and managerial talent;

  •
  To ensure that competitive compensation practices are aligned with our corporate strategies, business objectives, and the long-term interests of our shareholders;

  •
  To provide incentives to achieve key strategic objectives and drive financial performance measures by linking incentive award opportunities with the achievement of measurable performance objectives; and

  •
  To provide a balanced approach to compensation practices that does not promote excessive risk taking.

        The Compensation Committee's approach to compensation is to provide a base salary, annual performance-based bonus, and long-term performance based equity grants that are aligned with shareholder interests, provide compensation that is competitive with our peers and encourage retention.

        Our compensation programs for senior executives provide:

  •
  Competitive total compensation opportunities that are benchmarked against an appropriate comparator group, provide internal equity, are considerate of the nature of the work, and the individual role of executives;

  •
  An appropriate mix of fixed and variable compensation to support a strong pay-for-performance relationship; and

  •
  An emphasis on performance based equity awards (including stock options, LTIP awards and equity bonuses) to encourage share ownership and further align executives' interests with those of shareholders.

Compensation Process

Compensation Committee Role in the Compensation Process

        The executive compensation program for senior management of the Corporation and its subsidiaries (the "Executive Compensation Program") is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to our board of directors for final approval the annual salary, bonus and other compensation of the executive officers of the Corporation and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

        The primary purpose of the Compensation Committee is to: (1) evaluate the performance and determine the compensation of our chief executive officer; (2) review and determine the compensation payable to our executive officers; (3) make recommendations to the board of directors regarding the compensation payable to members of the board of directors; (4) review our incentive compensation and other stock-based plans and administer our stock-based plans and our incentive compensation plan; (5) oversee the use of senior executive employment agreements and severance plans; (6) review compensation programs and policies for features that may encourage excessive risk taking, and determine the extent to which there may be a connection between compensation and risk; and (7) review and approve the Compensation Discussion and Analysis to be included in the proxy statement for our annual meetings.

Management's Role in the Compensation Process

        Mr. Quarin contributes to the compensation determinations by assessing the performance of the Named Executive Officers reporting to him and providing these assessments with recommendations to the Compensation Committee. Employees within the Human Resources department assist the Compensation Committee by working with the independent consultant to provide information requested by the Compensation Committee and assisting in designing and administering the Corporation's incentive programs.

Compensation Committee Advisor's Role in the Compensation Process

        In 2012, Meridian Compensation Partners ("Meridian") provided independent consulting services to the Compensation Committee on a range of matters related to executive compensation planning, including the development of a new Long Term Incentive Plan and published information on executive compensation. All services provided by Meridian were at the direction of the Compensation Committee. The total compensation paid to Meridian for services provided to the Compensation Committee in 2011 and 2012 was C$33,597 and C$91,757, respectively. Meridian provided no other services to the Corporation.

        In late 2012, the Compensation Committee retained Frederic W. Cook, Inc. to provide independent consulting services to the Compensation Committee on matters related to executive compensation. All services provided by the Cook firm were at the direction of the Compensation Committee. The total compensation paid to the Cook firm in 2012 was $5,557. The Cook firm provided no other services to the Corporation.

Summary of Compensation Elements

        A key objective of Progressive Waste Solutions' compensation programs is to ensure that compensation is aligned with its corporate strategies, business objectives and the long-term interests of shareholders. To do this, programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with the Corporation's financial performance.

        Incentives constitute a significant portion of total compensation. In accordance with the compensation philosophy described above, incentives consist of an annual bonus plan, which is short-term in nature ("Short-Term Incentive Plan" or "STIP"), and long-term incentives, including equity grants, which have a longer-term focus ("Long-Term Incentive Plan" or "LTIP"). The Compensation Committee reviews information provided by its independent advisors and management to determine the appropriate level and mix of incentive compensation. For 2012, and historically, the Compensation Committee has determined that a majority of the compensation incentives to executive officers should be in the form of performance based short-term and long-term incentive compensation.

        The elements of 2012 total compensation for the Named Executive Officers are as follows:

Element	Objective	Key Features

Base Salary	Base salaries are intended to be market competitive and recognize executives' potential and actual contribution to the success of the Corporation.	Targeted to be market competitive with adjustments for individual performance, knowledge and experience.

Short-Term Incentive Plan	Reward short-term financial and operational performance.	Cash payment based on annual corporate/business unit performance relative to budgeted targets for Free Cash Flow, EBITDA, and Cash EPS.

Long-Term Incentive Plan	Align management's interests with those of shareholders, encourage retention and reward long-term company performance.	The LTIP is a performance based incentive plan under which Performance Share Units are granted at the beginning of a 3 year performance period and settled in cash at the end of the period based on actual achievement of performance targets for Operating Cash Flow and Return on Invested Capital.

Pension and Benefit Plans	Attract and retain highly qualified executives.	Named Executive Officers participate in pension (DPSP in Canada or 401(k) in the U.S.) and benefit programs on the same terms as all employees.

Perquisites	Attract and retain highly qualified executives and facilitate networking opportunities.	Perquisites are limited primarily to a car allowance and certain club memberships.

Employment Agreements	Provide fair severance and reduce uncertainty to attract and retain high-quality executives.	Named Executive Officers are entitled to severance upon termination of employment under certain circumstances and are subject to non-compete and non-solicitation covenants.

        The following chart shows the weighting of the various elements of executive compensation received in or in respect of the Corporation's 2012 fiscal year based on the amounts shown in the Summary Compensation Table.

Weighting of the Various Elements of Executive Compensation for Named Executive Officers for Fiscal 2012

Vice Chairman and Chief Executive Officer	Other Named Executive Officers*

*Does not include Mr. Cowee

Pay Benchmarking

        In 2012, the Compensation Committee engaged Meridian to conduct a competitive market benchmarking analysis for the Named Executive Officers.

        The comparator group in the June, 2012, benchmarking analysis consisted of a group of North American waste management companies with median revenues of $1,830 million, which approximated Progressive Waste Solutions' revenue at that time, and median market capitalization of $1,840 million. The Compensation Committee believes that for senior management attraction and retention purposes, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that approximately two-thirds of the Corporation's revenue is generated from U.S. markets and that the Corporation's senior management team is based in both Canada and the United States.

        The North American waste management comparator group companies included in the Meridian review were:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Covanta Holding Corp.	Waste Management, Inc.
Republic Services, Inc.

        In assessing the competitiveness of the Named Executive Officers' total compensation, the Compensation Committee reviewed the market data presented by Meridian. Based on that market data the Named Executive Officers' total compensation program was generally positioned at or slightly above the median of the comparator group.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for our Named Executive Officers' compensation, and does not replace the analyses of the individual performance of the Named Executive Officers that are considered when making compensation decisions.

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the comparator group was considered in determining base salary targets for Named Executive Officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each executive officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these named Executive Officers in 2012 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Short-Term Incentive Plan

        In fiscal 2012, the Named Executive Officers participated in an annual Short-Term Incentive Plan which entitles senior officers to annual cash bonuses. The annual bonus is based on the Corporation's success in achieving financial objectives, and on the senior officers' success in accomplishing their individual goals and objectives for the year. The Compensation Committee approved the Named Executive Officers' annual objectives for 2012 and reviewed their performance during 2012, subject to the approval of the Board of Directors. The Compensation Committee also approved the fiscal 2012 awards for the Short-Term Incentive Plan.

        The following table provides each Named Executive Officer's annual target bonus opportunity for fiscal 2012.

Name	Target Bonus(1)

Joseph D. Quarin Vice Chairman & Chief Executive Officer	120%

William P. Hulligan President and Chief Operating Officer	100%

Ian M. Kidson Vice President and Chief Financial Officer	85%

Thomas J. Cowee Vice President and Chief Financial Officer	100%

Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI	100%

Domenico D. Pio(3) Vice President, Chief Operating Officer, Canada	100%

(1)
Presented as a percentage of base salary.

(2)
Mr. Brown's target bonus opportunity is based upon the financial performance of the Corporation's U.S. operations.

(3)
Mr. Pio's target bonus opportunity is based upon the financial performance of the Corporation's Canadian operations.

        For 2012, the Short-Term Incentive Plan components for senior management employees were designed to achieve further alignment with shareholders. Performance is measured relative to annual targets that were approved by the board of directors prior to the outset of the fiscal year (the "Annual Target"). While the final award for NEOs is at the discretion of the Compensation Committee, the measures and their relative weights in guiding the determination of annual bonus awards for 2012 were as follows:

Corporate		Country (U.S. and Canada)

Adjusted EBITDA	37.5%	Gross Revenue	20.0%

Free Cash Flow	37.5%	Adjusted EBITDA	35.0%

Cash EPS	25.0%	Free Cash Flow	20.0%

		Parent FCF	12.5%

		Parent Cash EPS	12.5%

        The Corporation's calculation of Adjusted EBITDA is based on consolidated operating income or (loss) and is before amortization and net gain or loss on sale of capital assets and further excludes transaction and related costs, fair value movement in stock options, restricted share expense, payments made to senior executives on departure, restructuring expenses and goodwill impairment. Adjusted EBITDA is a term that does not have a standardized meaning prescribed by U.S. generally accepted accounting principles ("GAAP") and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is also the starting point in the determination of Free Cash Flow.

        The Corporation's calculation of Cash EPS is based on Operating Cash Flow calculated as Adjusted EBITDA less purchase of capital assets, less purchase of landfill assets, less closure/post closure net, less cash interest and cash taxes, divided by the weighted average number of shares outstanding.

        Our rationale for selecting the performance metrics is that Adjusted EBITDA is a key measure of the Corporation's operating profitability. Free Cash Flow provides a clear measure of our ability to generate cash, and is also viewed as a key indicator of the Corporation's short-term and long-term performance. Cash EPS is an important measure because it provides a basis for evaluating the Corporation's performance versus its peers and comparing past results. We gave it a lesser weighting because it is more difficult to influence at the operational level.

        In determining actual performance achieved on financial performance goals, the Compensation Committee, under the pre-established terms of the annual bonus plan, may exclude the effect of unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for bonus purposes. Furthermore, exclusions are made to ensure that rewards are aligned with the right business decisions and are not influenced by potential short-term gain or impact on bonuses.

        Targets are set for each component and the bonus components will be calculated as follows:

Actual Results	Bonus Component Payout	Example Calculation

100% of Annual Target	100% payout

> 100% of Annual Target
> 100% payout
	5% multiplier for every 0.75% actual results up to 103%; 7.5% multiplier for every 0.75% actual results from 103% to 106%; 10% multiplier for every 0.75% actual results above 106%; Maximum 200% payout where actual results at or above 109.75%	For every 1% results are above Annual Target, the bonus award increases by varied percentages. For example, if results equal 100.75% of Annual Target, then the bonus award is a 105% payout.

< 100% of Annual Target	< 100% payout 7.5% multiplier for every 1% actual results to 98%; 10% multiplier for every 1% actual results from 98% to 97%; 12.5% multiplier for every 1% actual results less than 97%	For every 1% results are below Annual Target, the bonus award decreases by 7.5% or more. For example, if results equal 99% of Annual Target, then the bonus award equals a 92.5% payout.

< 95% of Annual Target	0% Payout

        For 2012, the Corporation established aggregate corporate target Adjusted EBITDA of $568.2 million. It achieved Adjusted EBITDA of $519.7 million, which was 91.5% of target Adjusted EBITDA. The Corporation also achieved Free Cash Flow of $173.4 million, which was 88.6% of target Free Cash Flow. The Corporation achieved Cash EPS of $1.39, which was 93.3% of target.

        For purposes of determining 2012 actual performance bonuses, the Compensation Committee exercised its discretion as provided by the STIP and eliminated the effects of certain one-time charges and a portion of the harsh impact of the relatively sudden decline in market prices for commodities, which had a disproportionate impact on the Company vis-a-vis industry peers and recognized the importance of various infrastructure investments and acquisitions completed later in 2012. The actual performance bonuses as a percentage of each participant's annual base salary were as follows:

Name	Target Bonus ($)		Actual Award ($)		Award Percentage

Joseph D. Quarin(1) Vice Chairman and Chief Executive Officer	810,486		202,622		25

William P. Hulligan President and Chief Operating Officer	550,000		137,500		25

Ian M. Kidson(1) Vice President and Chief Financial Officer	119,607	(2)	33,223		28

Thomas J. Cowee Vice President and Chief Financial Officer	472,500		472,500	(3)	100

Thomas L. Brown(4) Senior Vice President, Chief Operating Officer, IESI	420,000		147,000		35

Domenico D. Pio(1)(5) Vice President, Chief Operating Officer, Canada	420,267		224,335		53

(1)
Messrs Quarin, Kidson and Pio received their compensation in Canadian funds. For purposes of this presentation, Canadian dollars amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 = $1.0006.

(2)
Mr. Kidson's target was based on a pro rata amount for his employment from August 15 to December 31, 2012.

(3)
Mr. Cowee received the full target amount pursuant to the terms for non-renewal of his employment agreement.

(4)
Mr. Brown's bonus is based upon the financial performance of the Corporation's U.S. operations.

(5)
Mr. Pio's bonus is based upon the financial performance of the Corporation's Canadian operations.

Long-Term Incentive Programs

The Previous Long-Term Incentive Plan

        The Corporation maintains a Long-Term Incentive Plan and a Share Option Plan ("Share Option Plan") under the oversight of the Compensation Committee. The Compensation Committee has the power, among other things, to determine those officers and employees of the Corporation and its subsidiaries who will participate in the Plans (the "Participants"). The purpose of the LTIP is to provide a performance based incentive plan for officers and employees that will align the interests of senior management with those of the shareholders. The Corporation also has the discretion to grant special equity awards ("Bonus Equity Awards").

The Long-Term Incentive Plan for 2012-2014

        In 2012, the Compensation Committee adapted a new Long-Term Incentive Plan for Named Executive Officers and senior management employees that is based on performance versus targeted cumulative Operating Cash Flow ("OCF") and average Return on Invested Capital ("ROIC") over a three year period. We believe that our shareholders are primarily concerned with our ability to generate free cash flow and provide them with a reasonable return on their investment. In addition, we believe that using these variables serves to closely align management's interests with those of our shareholders. Further, these variables tie long term incentive compensation more directly to our NEO's and senior management's actual performance rather than to measures subject to stock market volatility.

        A new performance period begins on January 1 of each year, and payouts with respect to each performance period are scheduled to occur following the end of the applicable three-year period. The payouts of the long term awards are based on achieving pre-determined levels of Operating Cash Flow and Return on Invested Capital, both of which are approved by the Compensation Committee at the beginning of each three-year performance period. If our OCF and ROIC exceed their target by 10% or more, then the awards will be a maximum of 150% of the target awards. Achievement of OCF and ROIC at the threshold of 90% of target, would result in the awards being 50% of the target awards. Results between the threshold and target, and results between target and maximum, are interpolated. Each of the two measures, OCF and ROIC, is weighted equally. If neither threshold is reached, no award will be paid for the applicable three-year period, subject to the discretion of the Compensation Committee provided in the LTIP.

        The Long-Term Incentive Plan awards are based on Performance Share Units ("PSUs") which represent the cash equivalent of a Common Share priced at the opening on the first trading day of the performance period. At the beginning of the performance period, our NEOs are granted a number of PSUs that corresponds to a percentage of their base salary. The PSUs vest at the end of the three year performance period and are settled in cash. Included in the cash settlement is the value of dividends accumulated during the performance period. The award will equal a number of shares ranging from 50% to 150% of the initial number of units granted depending on the Corporation's three year performance against pre-established OCF and ROIC targets and subject to the general payout and forfeiture provisions.

        In 2012, the Compensation Committee established the LTIP payout and performance targets for the 2012-2014 performance period. The targets for OCF and ROIC for this performance period are $1,186 million and 7.75%, respectively.

Bonus Equity Awards

        In conjunction with the entry into a new employment arrangement in 2012, Mr. Quarin received a retention based Bonus Equity Award consisting of 50,000 Restricted Share Units. In determining the amount of the award, the Compensation Committee considered the following objectives:

  •
  retention of executives critical to the success of Progressive Waste Solutions;

  •
  providing equitable and competitive compensation opportunities; and

  •
  ensuring alignment of interests between the Named Executive Officers and the shareholders.

Option Based Awards

        Option grants pursuant to the Share Option Plan are made by the board of directors on the recommendation of the Compensation Committee. Option grants were made in 2010, but none to the NEOs. The number of options granted is determined based on the importance and contribution of the executive to the long-term success of the Corporation. In 2012, Mr. Quarin was granted 210,000 retention based Options.

Other Programs

Pension and Benefit Plans

        The Corporation has no defined benefit pension plans.

        Mr. Quarin, Mr. Kidson, and Mr. Pio participate in the DPSP, which is available to all salaried employees of BFI Canada Inc. Under the DPSP, the Corporation or a subsidiary contributes up to 3% of the employees' base salary and annual cash bonus into the DPSP, up to the maximum allowable under the Income Tax Act (Canada). In 2012, the maximum allowable contribution to the DPSP was $11,910. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Cowee, Mr. Hulligan, and Mr. Brown participate in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) by the employee.

Perquisites

        Please refer to the chart on page 15 which reflects that this category of benefit is insignificant.

Employment Agreements

        We have a written employment agreement with each of our NEOs that provides severance benefits. We provide these severance benefits to attract qualified and talented executive officers, and we want them to continue in our service. We believe the assurance that their income will not immediately suffer if their employment were to terminate, helps retain them in our service.

        The employment agreements also provide change in control benefits to each of our NEOs. Each agreement provides for a lump sum payment and other benefits if the NEO is terminated either without "Cause" or for "Good Reason" within two years following a change in control of Progressive. "Cause" and "Good Reason" are terms defined in each agreement. The lump sum payment is equal to a multiple of their respective base salary and bonus.

        Detailed descriptions of the employment agreements for Named Executive Officers are in the Employment Agreement section on page 27.

Managing Compensation Related Risk

        The Compensation Committee has discussed the impact its compensation policies and practices for all of the Corporation's employees may have on the Corporation's management of risk and has concluded that the Corporation's programs do not encourage excessive risk taking. We believe our approach to setting performance targets, evaluating performance, and establishing payouts does not promote excessive risk taking. Further, our compensation mix of base salary, annual cash bonuses and long term equity grants provide the appropriate balance of near term performance improvement with sustainable long term value creation. The Compensation Committee considered that these policies have been well designed, consistently applied, and effectively implemented over a period of time. Strong internal controls are in place. Employees are also required to annually re-commit to their adherence to the Code of Conduct. Based on our assessment of the risks, we are satisfied that these risk mitigating practices eliminate a material adverse effect.

        The Compensation Committee considered the following aspects of our compensation policies and practices when evaluating whether such policies and practices encourage our employees to take unreasonable risks:

  •
  Measurable performance targets are established annually for each operating unit on a company-wide basis to encourage behavior that is in the best long-term interests of the Corporation and shareholders;

  •
  Performance-based awards include threshold, target, and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk taking behavior;

  •
  Performance targets may be adjusted to exclude the benefit or detriment of extraordinary events to ensure that employees are compensated on results within their control or influence;

  •
  Our equity-based compensation with time-based vesting accounts for a significant period of risk and ensures that participating employee interests are aligned with the long-term interests of our shareholders;

  •
  Payouts under our performance plans remain at the discretion of our Compensation Committee even if targeted performance levels are reached;

  •
  Stock ownership guidelines require members of our board of directors, NEOs, and other senior level management employees to maintain significant ownership levels in our common stock, which aligns their personal wealth with the long-term performance of the Corporation;

  •
  Our Compensation Committee is advised by an independent compensation consultant that does not perform any work for management; and

  •
  The Company has claw back provisions in its equity award agreements as well as a claw back policy, designed to recoup compensation in certain cases when cause or misconduct are found.

Claw Back Provision

        The Compensation Committee has adopted a claw back policy to be included in changes to plan documents or award/employment agreements to facilitate the recovery of incentive plan awards in certain circumstances.

The claw back policy requires reimbursement, in all appropriate cases, of any bonus or long-term incentive compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for Progressive Waste Solutions and to fulfill its mandate.

NEO Share Ownership Guideline and Hedging Policy

        To encourage the Named Executive Officers and other officers to build and maintain equity in the Corporation, the Corporation in 2010 implemented shareholding requirements for Named Executive Officers and other Officers. Target minimum shareholding must be achieved within a five (5) year period. Minimum shareholdings will be calculated including vested restricted share units ("RSUs"), vested performance share units ("PSUs") and in the money amount of vested option gains. The minimum shareholdings by the Named Executive Officers and other officers will be as follows:

• Chief Executive Officer	5.0x base salary
• Other Named Executive Officers	2.0x base salary
• Other Officers	1.0x base salary

        The Corporation has adopted a written policy that prohibits Named Executive Officers and other Officers from purchasing financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for C$100.00 invested in Units of the Fund (the Corporation's predecessor) with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2007 until December 31, 2012. On October 1, 2008, each outstanding Unit was exchanged for one Share in connection with the Conversion. Assuming reinvestment of distributions and dividends, C$100.00 invested in the Units on December 31, 2007 was worth C$102.60 on December 31, 2012.

 Total Return from December 31, 2007 to December 31, 2012

        Because there are no publicly traded non-hazardous solid waste management companies in Canada, the performance of Progressive Waste Solutions' shares cannot be charted against an industry sub-index of various Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart. The Compensation Committee believes that the decrease in late 2008 in the market price of the Fund's Units and, after October 1, 2008, the shares, was attributable to a number of external factors which do not take account of the growth and performance of Progressive Waste Solutions' business during that period.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2010, 2011, and 2012 by each of the Named Executive Officers.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(5)(6) ($)	Option-based awards ($)	Annual incentive plans(8)	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)

Joseph D. Quarin(1)(2) Vice Chairman and Chief Executive Officer	2012 2011 2010	675,429 530,786 436,204	2,021,313(3)(4) 451,168 450,002	1,045,329(7) — —	202,629 451,168 550,539	— — —	11,918 11,576 10,899	101,186(15) 77,722 65,479	4,057,804 1,522,420 1,513,123

William P. Hulligan(11) President and COO	2012 2011 2010	550,000 400,000 150,000	548,344 343,482 75,000	— — —	137,500 340,000 75,000	— — —	7,500 6,782 —	94,827(16) 39,439 938	1,338,171 1,129,704 309,328

Ian M. Kidson(2)(12) Vice President and Chief Financial Officer	2012	140,714	375,238	—	33,224		4,143	7,380	560,699

Thomas J. Cowee(13) Vice President and Chief Financial Officer	2012 2011 2010	472,500 450,000 350,113	— 386,455 350,000	— — —	399,405(9) 382,500 463,000	311,468(9) — —	7,500 6,782 5,881	3,280,642(10)(17) 66,889 55,113	4,471,515(10) 1,292,626 1,224,116

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2012 2011 2010	420,000 400,000 326,233	418,736 343,482 289,003	— — —	147,000 332,000 330,183	— — —	7,500 6,782 5,881	57,532(18) 35,378 27,640	1,050,768 1,117,642 978,940

Domenico D. Pio(2)(14) Vice President and Chief Operating Officer Cdn Operations	2012 2011 2010	420,267 404,343 236,625(14)	419,002 343,692 223,479	—	224,343 334,594 201,131		11,918 11,574 7,607	34,788(19) 27,514 13,788	1,110,318 1,121,717 682,630

(1)
Mr. Quarin does not receive compensation for acting as a director of the Corporation.
(2)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 =$1.0006; for 2011 of C$1.00 = $1.0109; and for 2010 of C$1.00 = $0.9708.
(3)
Mr. Quarin received share based awards in 2012 consisting of PSUs and RSUs. The grant date fair values of the PSU's and RSU's are $1,010,093 and $1,011,220, respectively.
(4)
The grant date fair value of Mr. Quarin's RSUs is based on the purchase price of 50,000 common shares at C$19.95 per share.
(5)
Amounts reported for 2012 represent the grant date value of PSU's awarded during that year. The grant date fair value has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share of C$19.87 on the grant date, stock price volatility of 23.89%, dividend yield of 2.62% and a term of 2.79 years. The number of PSU's that vest depends on the achievement of operating cash flow and return on invested capital performance measures for the 2012 - 2014 performance cycle.

Amounts reported for 2011 and 2010 include the actual amount of the LTIP awards for the respective years, including the portions that have not yet vested, based on the financial performance of the Corporation during the respective years.

(6)
The grant date fair value for the share based awards is the same as the accounting fair value.
(7)
Mr. Quarin received a grant of options in 2012 to purchase 210,000 common shares of the Corporation at C$20.29 per share. The grant date fair value has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share on the grant date of C$20.01, stock price volatility of 36.64%, dividend yield of 2.80% and a term of 4.70 years.
(8)
This reflects the value awarded to each Named Executive Officer under the Bonus Plan.
(9)
This is the amount actually paid to Mr. Cowee pursuant to the terms for non-renewal of his employment agreement.
(10)
Mr. Cowee's employment agreement with the Corporation was not renewed effective December 31, 2012. See table on page 33.
(11)
Mr. Hulligan began employment with the Corporation on July 1, 2010.
(12)
Mr. Kidson began employment with the Corporation on August 15, 2012. Mr. Kidson's employment agreement provides that he participates in the 2012 LTIP based on a target of 100% of his annual base salary.
(13)
Mr. Cowee ceased to be Vice President and Chief Financial Officer on August 15, 2012. For the remainder of 2012, he was Vice President, Special Projects.
(14)
Mr. Pio began employment with the Corporation on April 1, 2010.
(15)
Includes dividends on RSU's and LTIP shares of $73,979.
(16)
Includes dividends on RSU's and LTIP shares of $48,559, a car allowance of $21,600, life insurance premiums of $10,668 and club dues of $14,000.
(17)
Includes $2,512,935 paid to Mr. Cowee and $363,895 for the vesting of LTIP shares and $337,875 for the value of unexercised options (based on the December 31, 2012 closing price of a Share on the NYSE of $21.60) pursuant to the terms for non renewal of his employment agreement.
(18)
Includes dividends on RSU's and LTIP shares of $34,630 and a car allowance of $18,000.
(19)
Includes dividends on RSU's and LTIP shares of $11,602 and a car allowance of $18,395.

Incentive Plan Awards

        The following table presents the Share and option based awards to the Named Executive Officers outstanding at the end of 2012.

	Option-Based Awards(1)					Share-Based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)(2)	Option expiration date(4)	Value of unexercised in-the-money options(5) ($)	Number of shares that have not vested(6) (#)	Market or payout value of share-based awards that have not vested(5) ($)

Joseph D. Quarin Vice Chairman and Chief Executive Officer	225,000 283,000 210,000	(3)	29.17 20.01 20.30	February 14, 2016 August 25, 2016 December 31, 2021	722,970	70,692	1,526,947

William P. Hulligan President & Chief Operating Officer	Nil		—	—	—	41,864	904,262

Ian M. Kidson Vice President and Chief Financial Officer	Nil		—	—	—	Nil	—

Thomas J. Cowee Vice President and Chief Financial Officer	125,000 212,500		29.17 20.01	February 14, 2016 August 25, 2016	337,875	16,847	363,895

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	100,000		20.01	August 25, 2016	159,000	14,900	321,840

Domenico D. Pio Vice President and Chief Operating Officer Cdn Operations	Nil		—	—	—	14,167	306,007

(1)
As of March 15, 2013, the total number of Shares issuable on the exercise of options outstanding was 2,685,454 or 2.3% of the Corporation's outstanding Shares.

(2)
Exercise prices are in Canadian dollars and for this presentation have been converted to U.S dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 = $1.0006.

(3)
Options vest on December 31, 2016.

(4)
The options expiring February 14, 2016 were granted on February 15, 2006; the options expiring August 25, 2016 were granted on August 26, 2008; the options expiring December 31, 2021 were granted on August 20, 2012.

(5)
Values presented are based on the December 31, 2012 closing price of a Share on the NYSE of $21.60.

(6)
LTIP shares and Bonus Equity Awards which have not vested as of December 31, 2012.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2012.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(1)(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Joseph D. Quarin Vice Chairman and Chief Executive Officer	Nil	282,403	N/A

William P. Hulligan President and Chief Operating Officer	Nil	2,081,960	N/A

Ian M. Kidson Vice President and Chief Financial Officer	Nil	Nil	N/A

Thomas J. Cowee Vice President and Chief Financial Officer	Nil	230,315	N/A

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	Nil	491,141	N/A

Dan Pio Vice President, Chief Operating Officer, Canada	Nil	181,816	N/A

(1)
Values presented are based on the closing price of a Share on the NYSE on the date of vesting of the award.

(2)
All share based awards that vested in 2012 have been distributed.

Employment Agreements

        The Corporation's success depends on the leadership, dedication and experience of its senior management group. The Corporation, IESI-BFC Holdings Inc. (or predecessor thereof) or IESI have entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between the Corporation's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to our board of directors.

Joseph D. Quarin, Vice Chairman and Chief Executive Officer

        Effective January 1, 2008, Mr. Quarin entered into a new employment agreement with 4264126 Canada Limited (a predecessor of IESI Holdings Inc.) for a term of three years. The term of Mr. Quarin's agreement is automatically renewed for successive three year terms unless either party gives notice of non-renewal to the other. Pursuant to his employment agreement, Mr. Quarin is entitled to an annual base salary of $365,626 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Quarin is entitled to a base salary of $429,964 and his bonus entitlement remains unchanged. Mr. Quarin is eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Quarin was awarded a Bonus Equity Award representing 60,000 Shares, all of which vested on January 1, 2011. Effective November 16, 2010, Mr. Quarin became President and Chief Operating Officer of the Corporation. Effective January 1, 2011, Mr. Quarin was

entitled to a base salary of C$525,000 and his bonus entitlement remained unchanged. Effective January 1, 2012, his base salary as Vice Chairman and Chief Executive Officer is C$675,000 and his bonus entitlement is 120% of his base salary. Mr. Quarin is also entitled to a car allowance and country or health club benefits. In addition, Mr. Quarin was granted a bonus award of 50,000 Restricted Shares and options to purchase 210,000 common shares. Mr. Quarin's base salary was not adjusted for 2013.

William P. Hulligan, President and Chief Operating Officer

        Effective January 1, 2011, Mr. Hulligan entered into a new employment agreement with Progressive Waste Solutions Ltd. and IESI Corporation for a term of three years. The term of Mr. Hulligan's agreement is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. Pursuant to his agreement, in 2011 Mr. Hulligan was entitled to an annual base salary of $400,000 U.S. and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). In addition, Mr. Hulligan was granted a Bonus Equity Award representing 60,000 Shares; half of which vest on December 15, 2012, and the other half vests on December 15, 2013, provided he remains employed on the respective vesting dates. When Mr. Hulligan became President and Chief Operating Officer on January 1, 2012, the annual base salary increased to $550,000 U.S. and his bonus entitlement remains unchanged. Mr. Hulligan's base salary was not adjusted for 2013.Mr. Hulligan is eligible to participate in the LTIP and other compensation plans. Mr. Hulligan is also entitled to a car allowance and country or health club benefits.

Ian M. Kidson, Vice President and Chief Financial Officer

        Effective August 15, 2012, Mr. Kidson entered into a new employment agreement for a term of two years. The term of Mr. Kidson's agreement is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. Pursuant to his employment agreement, Mr. Kidson is entitled to an annual base salary of $375,000 Cdn and is eligible to receive an annual bonus of up to 85% of his base salary if certain performance targets are met (or greater than 85% in the case of exceptional performance). Mr. Kidson is also eligible to participate in the LTIP and other compensation plans. Mr. Kidson's base salary was not adjusted for 2013. Mr. Kidson is also entitled to a car allowance and country or health club benefits.

Thomas J. Cowee, Vice President and Chief Financial Officer

        Effective January 1, 2008, Mr. Cowee entered into a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Cowee's employment agreement had a term of three years and was automatically renewed for successive three-year periods unless either party gives notice of non-renewal. Pursuant to his employment agreement, Mr. Cowee was entitled to an annual base salary of $320,650 and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Cowee was entitled to a base salary of $350,000 and his bonus entitlement remained unchanged. Mr. Cowee was entitled to participate in the LTIP and other compensation plans. In 2008, Mr. Cowee was awarded a Bonus Equity Award, representing 60,000 Shares, all of which vested on January 1, 2011. Effective January 1, 2011, Mr. Cowee was entitled to a base salary of $450,000 and his bonus entitlement remained unchanged. Effective January 1, 2012, his base salary was $472,500 per annum. Mr. Cowee was also entitled to a car allowance and health club benefits. Mr. Cowee's agreement was not renewed effective December 31, 2012.

Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI

        Mr. Brown entered into an employment agreement with IESI effective January 21, 2005, which provided that he would serve as Senior Vice President and Chief Operating Officer of IESI. Pursuant to the agreement as amended on July 1, 2009, in 2009 Mr. Brown received an annual salary of $307,400 and participated in the LTIP. In the third quarter of 2008, Mr. Brown was also granted an option to acquire 100,000 Units. Pursuant to an amended option agreement, one-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vested on January 1, 2011. In the second quarter of 2009, Mr. Brown was granted a Bonus Equity Award of 15,000 restricted Shares pursuant to a bonus agreement. The Bonus Equity Award cliff vests on May 31, 2012, conditional upon Mr. Brown's continued employment with the Corporation to such date. In the event of Mr. Brown's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Brown's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited.

        Mr. Brown's employment agreement also provides that Mr. Brown may be eligible to receive an annual bonus of up to 85% of base salary if certain performance targets are met (or greater than 85% in the case of exceptional performance). Effective January 1, 2010, Mr. Brown is entitled to a base salary of $312,000 and bonus entitlement remains unchanged. Mr. Brown's employment agreement was further amended on December 15, 2010. Effective January 1, 2011, Mr. Brown is entitled to an annual base salary of $400,000 and is eligible to receive an annual bonus of up to 100% of his base salary. Effective January 1, 2012, Mr. Brown's base salary became $420,000. Mr. Brown's base salary was adjusted to $450,000 effective January 1, 2013. Effective January 1, 2012, a termination on three months' notice by Mr. Brown will constitute good reason for severance purposes. Mr. Brown is also entitled to a car allowance.

Domenico D. Pio, Vice President and Chief Operating Officer, Canada

        Effective March 23, 2010, Mr. Pio entered into a new employment agreement with an indefinite term. Pursuant to his agreement, Mr. Pio was entitled to an annual base salary of $325,000 Cdn and was eligible to receive an annual bonus of up to 85% of his base salary if certain performance targets were met (or greater than 85% in the case of exceptional performance). Effective January 1, 2011, Mr. Pio's base salary was increased to $400,000 Cdn and his bonus entitlement remained unchanged. Effective January 1, 2012, Mr. Pio's base salary was increased to $420,000 Cdn and his bonus entitlement was increase to 100% of his base salary. Mr. Pio's base salary was not adjusted for 2013. Mr. Pio is also entitled to a car allowance and country or health club benefits.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with the Corporation, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former security holders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). As noted below, the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by the Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) a change of control of the Corporation, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Joseph D. Quarin, Vice Chairman and Chief Executive Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Quarin is entitled to the payments and other benefits described above, as paid as a lump sum, and all incentive and equity based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with Progressive Waste Solutions for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

William P. Hulligan, President and Chief Operating Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Hulligan is entitled to: (i) an amount equal to base salary for the severance period (i.e., the balance of term under the agreement); (ii) an amount equal to his annual bonus at target for any completed fiscal year for which the bonus had not been paid and the pro-rated portion of the part year to the termination date, and the pro-rated potion for the severance period; (iii) immediate vesting of and continued right to exercise any options for their original term; (iv) immediate vesting of LTIP shares previously awarded; and (v) payment for any unused vacation days for the calendar year.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Hulligan is entitled to (i) continuation of base salary (at the rate then in effect) up to the termination date; (ii) payment of the annual bonus for any completed fiscal year for which the bonus has not been paid and a pro-rated portion for the past year to the termination date; (iii) payment of an amount equal to two times the base salary and target annual bonus then in effect; (iv) immediate vesting of and continued right to exercise any options for their original term; (v) immediate vesting of LTIP shares previous awarded; and (vi) payment of any unused vacation days for the calendar year.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Hulligan is entitled to payment of outstanding salary to his termination date.

        Mr. Hulligan has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Ian M. Kidson, Vice President and Chief Financial Officer

        On termination without cause or resignation with good reason, Mr. Kidson is entitled to: (i) an amount equal to base salary for 24 months; (ii) payment of an amount equal to one-twelfth of the annual bonus at the target amount, payable monthly for 24 months; (iii) continued participation in the Corporation's benefit plans for 24 months; (iv) continued vesting of and right to exercise any options for 24 months; (v) payment of the annual bonus for the year of termination, pro rated to the termination date; and (vi) payment of the LTIP for the year of termination in accordance with the provisions of the LTIP.

        On termination without cause, or resignation for good reason, in either case, within 24 months following a change in control, Mr. Kidson is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive compensation and share based compensation shall vest in full and shall otherwise be exercisable in accordance with the applicable plan.

        Mr. Kidson has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment for any reason and will not solicit customers or employees for 24 months.

Thomas J. Cowee, Vice President and Chief Financial Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Cowee is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Cowee is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and are exercisable for 24 months.

        On termination by reason of disability, Mr. Cowee is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason, or if he decides not to renew his employment contract, Mr. Cowee is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Cowee's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Cowee has agreed not to compete with Progressive Waste Solutions for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason, and will not solicit customers or employees for 24 months.

Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI

        On termination without cause or resignation for good reason, as defined in the employment agreement, as amended, Mr. Brown is entitled to: (i) an amount equal to two times his base salary; (ii) an amount in respect of bonus and the LTIP entitlement for the lesser of (x) 24 months following termination, and (y) the number of months to Mr. Brown's 65th birthday; and (iii) an amount equal to two times the average annual LTIP entitlement based on the prior two years, to be paid in equal monthly installments.

        On termination without cause within six months preceding or 24 months following a change of control, as defined in the employment agreement, the payments described above will be paid as a lump sum, and all unvested incentive compensation and share based compensation shall vest immediately.

Domenico D. Pio, Vice President and Chief Operating Officer, Canada

        On termination without cause or resignation with good reason, Mr. Pio is entitled to: (i) an amount equal to base salary for 18 months; (ii) payment of an amount equal to one-twelfth of the annual bonus at the target amount and the average annual amount allocated under the LTIP for the previous two fiscal years, payable monthly for 18 months; (iii) continued participation in the Corporation's benefit plans for 18 months; (iv) continued vesting of and right to exercise any options for 18 months; (v) payment of the annual bonus for the year of termination, pro rated to the termination date; and (vi) payment of the LTIP for the year of termination in accordance with the provisions of the LTIP.

        On termination without cause, or resignation for good reason, in either case, within 24 months following a change in control, Mr. Pio is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive compensation and share based compensation shall vest in full and shall otherwise be exercisable in accordance with the applicable plan.

        Mr. Pio has agreed not to compete with Progressive Waste Solutions for 18 months following termination of his employment for any reason and will not solicit customers or employees for 18 months.

Estimated Payments to Named Executive Officers

        The following table presents, for each of the Named Executive Officers, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2012:

Name	Termination Without Cause or Resignation for Good Reason(2)(3)(4)(5) ($)	Disability(6) ($)	Retirement ($)	Death ($)

Joseph D. Quarin(1) President and Chief Operating Officer	6,157,735	2,249,917	—	2,249,917

William P. Hulligan Executive Vice President, U.S. Operations	2,004,262	904,262	—	904,262

Ian M. Kidson(1) Vice President and Chief Financial Officer	1,388,333	—	—	—

Thomas J. Cowee Vice President and Chief Financial Officer	3,214,705	NA	—	NA

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2,793,325	—	—	480,840

Domenico D. Pio(1) Vice President and Chief Operating Officer Cdn Operations	1,992,185	306,007	—	306,007

Mr. Cowee's employment agreement with the Corporation was not renewed effective December 31, 2012. Pursuant to the terms for non-renewal, the amount actually paid to him was $3,214,705 (includes $2,512,935 paid to Mr. Cowee and $363,895 for the vesting of LTIP shares and $337,875 for the value of unexercised options based on the December 31, 2012 closing price of a Share on the NYSE of $21.60) pursuant to the terms for non renewal of his employment agreement).

(1)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 = $1.0006.

(2)
Includes for Mr. Quarin the Corporation's election not to renew his employment agreement.

(3)
Includes payments on termination without cause or resignation for good reason within 24 months following a change of control.

(4)
Mr. Brown's employment agreement only provides for termination payments on a termination without cause or resignation for good reason.

(6)
If the Named Executive Officer is not entitled to benefits under the Corporation's short and long term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive if he is entitled to benefits under the Corporation's short and long term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and Bonus Equity Awards as at December 31, 2012.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from the Corporation to each of the Named Executive Officers, assuming termination without cause or resignation for good reason on December 31, 2012:

Name	Base Salary(2) ($)		Bonus(3) ($)	LTIP(4) ($)	Vesting of LTIP Entitlements and Bonus Equity Awards and Value of Unexercised Options(5) ($)	Total ($)

Joseph D. Quarin(1) Vice Chairman and Chief Operating Officer	1,350,858	(6)	1,621,030	757,186	2,249,917	6,157,735

William P. Hulligan Executive Vice President, U.S. Operations	550,000		550,000	—	904,262	2,027,223

Ian M. Kidson(1) Vice President and Chief Financial Officer	750,450		637,883	—	—	1,388,333

Thomas J. Cowee Vice President and Chief Financial Officer	945,000		945,000	622,935	701,770	3,214,705(7)

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	840,000		840,000	632,485	480,840	2,793,325

Domenico D. Pio(1) Vice President and Chief Operating Officer Cdn Operations	630,400		630,400	425,378	306,007	1,992,185

(1)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 = $1.0006.

(2)
Represents, for Messrs. Quarin, Kidson and Brown, an amount equal to base salary for 24 months for Mr. Pio, an amount equal to base salary for 18 months and for Mr. Hulligan, an amount equal to base salary for 12 months.

(3)
Represents, for Messrs. Quarin, Kidson and Brown, an amount equal to two times annual bonus at target, for Mr. Pio, an amount equal to 1.5 times annual bonus at target and for Mr. Hulligan, an amount equal to one times annual bonus at target.

(4)
The LTIP component is calculated based on the Named Executive Officer's average annual entitlement over the prior three fiscal years for Mr. Quarin and over the prior two fiscal years for Mr. Brown and Mr. Pio.

(5)
Bonus Equity Awards vest on termination without cause and, together with unexercised options, are valued based on the December 31, 2012 closing price of a Share on the NYSE of $21.60.

(6)
Mr. Quarin is entitled to payment of an amount to convert his group insurance policies to private coverage for 24 months and continuation of his car allowance and health club benefits for 24 months, which are not included in the amount shown.

(7)
Includes $2,512,935 paid to Mr. Cowee and $363,895 for the vesting of LTIP shares and $337,875 for the value of unexercised options (based on the December 31, 2012 closing price of a Share on the NYSE of $21.60) pursuant to the terms for non renewal of his employment agreement.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) ($)		Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	Number of securities remaining available for future issuance under equity compensation plans(1) ($)
Plan Category
Equity compensation plans approved by security holders(4)	2,685,454		$23.59	1,344,500
Equity compensation plans not approved by security holders	—		—	—

Total	2,685,454	(2)	$23.59	1,344,500	(3)

(1)
As of December 31, 2012.

(2)
Represents approximately 2.3% of the Corporation's outstanding Shares as at December 31, 2012.

(3)
Represents approximately 1.2% of the Corporation's outstanding Shares as at December 31, 2012.

(4)
Includes 39,954 options assumed by the Company in connection with the Merger with Waste Services, Inc.

Composition of the Compensation Committee

        During the year ended December 31, 2012, the Compensation Committee assisted the board of directors in determining and administering the compensation for the senior officers of the Corporation and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2012: Mr. John T. Dillon (Chair), Mr. Michael G. DeGroote, Mr. Michael H. DeGroote, Mr. James J. Forese, Mr. Jeffrey L. Keefer, Mr. Douglas W. Knight, and Mr. Daniel R. Milliard.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2012 was an officer, employee or former officer or employee of the Corporation or any of its subsidiary entities or affiliates.

COMPENSATION OF DIRECTORS OF THE CORPORATION

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes to our board of directors. In determining director compensation, the Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  the compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

        In 2012, the Compensation Committee engaged an external consultant, Meridian, to assist in the selection of an appropriate comparator group and to collect market data. After reviewing the market data and applying the above compensation principles, the Compensation Committee made its recommendations to our board of directors and the board of directors approved changes effective July 1 and October 1, 2012.

Pay Benchmarking

        The comparator group in the June, 2012, market data analysis consisted of a group of North American waste management companies with median revenues of $1,830 million, which approximated the Progressive Waste Solution's revenue of $1,840. In order to provide a broader perspective on compensation levels for directors, the Compensation Committee also reviewed compensation data for an S&P/TRX 60 subset from Meridian's database of Canadian and U.S. companies with median revenues of $1,822 million.

        The North American waste management comparator group companies included in the Meridian review was:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Covanta Holding Corp.	Waste Management, Inc.
Republic Services, Inc.

        In assessing the competitiveness of the directors' total compensation, the Compensation Committee reviewed the market data presented by Meridian. Based on that market data, the directors' total compensation program was generally positioned below the median of the waste management comparator group and the broader U.S. market, and in the 35th percentile of the broader Canadian market.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 = $1.0006.

        Based, in part on the results of the Meridian analysis, the Compensation Committee determined to increase compensation for board members effective July 1, 2012. The Chairman's compensation adjustment was effective October 1, 2012. These compensation levels are competitive with the median total compensation for directors among the waste management comparator group and the median total compensation for directors among the broader U.S. and Canadian markets:

  •
  $155,000 Canadian annual retainer for being a member of our board of directors;

  •
  $255,000 Canadian annual retainer for the Chair of our board of directors;

  •
  $15,000 Canadian additional annual retainer for being the Chair of a committee of the board of directors;

  •
  Total compensation to directors would be paid 50% in cash and 50% in director Share units/LTIP, and;

  •
  No additional meeting or committee membership fees would be paid.

Directors' Compensation Table

        During the year ended December 31, 2012, a total of $82,206 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other expenses attributable to attending board and board committee meetings. Joseph D. Quarin, the Vice Chairman and Chief Executive Officer of the

Corporation, was not entitled to compensation for acting in the capacity of a director of the Corporation; however, all his expenses were paid by the Corporation or a subsidiary.

Name	Fees Earned(1) ($)	Share Based Awards(1) ($)		Total(1) ($)
James J. Forese	106,955	106,931		213,886
Michael G. DeGroote	72,536	72,556		145,092
Michael H. DeGroote	72,536	72,556		145,092
Daniel M. Dickinson	30,983	16,891		47,874
John T. Dillon	77,046	102,017	(2)	179,063
Jeffrey L. Keefer	48,590	48,628		97,218
Douglas W. Knight	81,338	106,274	(2)	187,612
Daniel R. Milliard	78,830	108,769	(2)	187,599

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2012 of C$1.00 = $1.0006

(2)
Includes the following amounts paid in common shares for work performed by a special committee on certain governance matters: Mr. Dillon — $25,009; Mr. Knight — $25,009; and Mr. Milliard — $29,999.

Director Share Ownership Guideline

        On August 3, 2006, the board of trustees approved a Unit Ownership Program for trustees of the Fund, which has been continued for the directors of the Corporation. The program, as amended on July 1, 2009, provides that by the later of June 30, 2014 or five years from the date of joining the Board, each director will be required to own Shares of the Corporation having a purchase value or fair market value, whichever is higher, equivalent to three times his or her annual retainer. As of March 15, 2013, the directors of the Corporation beneficially owned 302,611 shares of the Corporation.

Director Retirement Policy

        The Corporation does not have a retirement policy for directors.

Other Information

Succession Planning

        The board of directors, with the assistance of the Compensation Committee, oversees the succession planning process, annually reviewing the Corporation's leadership development strategies and succession plans for key leadership roles. Effective August 15, 2012, Ian M. Kidson became Vice President and Chief Financial Officer of the Corporation.

Meetings of Independent Directors

        At each regularly scheduled meeting of the board of directors and committees, and at most other meetings, the independent directors meet without non-independent directors and members of management in attendance.

Director Education

        The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give directors timely access to the information they need to carry out their duties. The directors periodically visit operating facilities. Directors may also attend education programs at the Corporation's expense.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of March 15, 2013, none of the current or former directors, executive officers or employees of the Corporation or its subsidiary entities was indebted to the Corporation or any of its subsidiaries.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
1. Board of Directors	Yes	A majority of the members of our board of directors are independent. The independent directors are as follows:

•

Michael H. DeGroote

•

John T. Dillon

•

James J. Forese

•

Jeffrey L. Keefer

•

Douglas W. Knight

•

Daniel R. Milliard

The following director is not independent: • Joseph D. Quarin
The directors have determined that Mr. Quarin is considered to be non-independent as a result of his position as an executive officer of the Corporation.

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•

Michael H. DeGroote serves on the board of directors of CBIZ, Inc.;

•

John T. Dillon serves on the board of directors of Kellogg Company; and

•

James J. Forese serves on the board of directors of MISTRAS Group, Inc.

The attendance record of each director for board meetings is as follows:

•

James J. Forese (Chair): 8 of 8 meetings

•

Michael H. DeGroote: 6 of 8 meetings

•

John T. Dillon; 7 of 8 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Douglas W. Knight: 7 of 8 meetings

•

Daniel R. Milliard: 8 of 8 meetings

•

Joseph D. Quarin: 8 of 8 meetings

Prior to, or following each meeting of our board of directors, the independent directors hold a separate meeting at which non-independent directors and members of management do not attend.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

The attendance record for members of the Audit Committee during 2012 is as follows:

•

Douglas W. Knight (Chair): 4 of 4 meetings

•

Michael H. DeGroote: 3 of 4 meetings

•

John T. Dillon: 3 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

Jeffrey L. Keefer: 2 of 2 meetings

•

Daniel R. Milliard: 4 of 4 meetings

The attendance record for members of the Compensation Committee during 2012 is as follows:

•

John T. Dillon: 9 of 10 meetings

•

Michael H. DeGroote: 7 of 10 meetings

•

James J. Forese: 9 of 10 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Douglas W. Knight: 9 of 10 meetings

•

Daniel R. Milliard: 9 of 10 meetings

The attendance record for members of the Governance and Nominating Committee during 2012 is as follows:

•

Daniel R. Milliard (Chair): 5 of 5 meetings

•

Michael H. DeGroote: 4 of 5 meetings

•

John T. Dillon: 4 of 5 meetings

•

James J. Forese: 5 of 5 meetings

•

Jeffrey L. Keefer: 2 of 2 meetings

•

Douglas W. Knight: 5 of 5 meetings

The attendance record for members of the Environmental, Health and Safety Committee during 2012 is as follows:

•

James J. Forese (Chair): 4 of 4 meetings

•

Michael H. DeGroote: 3 of 4 meetings

•

John T. Dillon: 3 of 4 meetings

•

Jeffrey L. Keefer: 2 of 2 meetings

•

Daniel R. Milliard: 4 of 4 meetings

•

Joseph D. Quarin: 4 of 4 meetings

2. Board Mandate	Yes	Our board of directors has a written mandate, which is attached hereto as Schedule A.
3. Position Descriptions	Yes	Written position descriptions for the chair of the board of directors and the chair of each committee and for the Chief Executive Officer position have been approved.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The board of directors and the Compensation Committee have implemented the following in respect of succession planning:

•

The board and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•

The board of directors annually reviews and assesses the succession plans for the Chief Executive Officer.

•

The Compensation Committee assists the board of directors in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•

The Compensation Committee reports to the board of directors at least annually on succession planning.

•

The performance objectives of the Chief Executive Officer include ensuring solid succession for senior executive roles.

4. Orientation and Continuing Education	Yes

The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the board of directors and its committees and the contribution that individual directors are expected to make. New directors also meet with senior officers to discuss business functions and activities.

For new and existing board members, the Corporation also prepares and keeps orientation materials, which contain information concerning: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package including materials with respect to the board of director's mandate and the mandate of each committee of the board of directors, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development is provided to directors.

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the board of director's timely access to the information it needs to carry out its duties. In particular, directors:

•

receive a comprehensive package of information prior to each board and committee meeting;

•

are involved in setting the agenda for board and committee meetings; and

•

have full access to senior management and employees.

Directors may also attend external education programs at the Corporation's expense.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
5. Ethical Business Conduct	Yes

A Code of Conduct applicable to all employees, officers and directors was implemented by the Board of Directors. A Code of Ethics for Senior Executives was implemented as well by the board. A copy of the Code of Conduct is available at www.sedar.com and at www.progressivewaste.com and a copy of the Code of Ethics is available from the Vice-President, Investor and Employee Relations via phone: 905-532-7517 or email: investorrelations@progressivewaste.com. To facilitate compliance with the Code, the Code of Conduct includes mandatory procedures with respect to the reporting of conflicts of interest.

No reports have been filed pertaining to any conduct of a director, trustee or executive officer that constitutes a departure from the Code.

The Code includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code.

Through the Code, our board of directors encourages and promotes a culture of ethical business conduct.
6. Nomination of Directors	Yes	The Governance and Nominating Committee is composed of six members and all of them are independent.
The Governance and Nominating Committee has an established policy that directors must attend more than 75% of all regularly scheduled board and committee meetings (subject to valid excuses).

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of the board of directors and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

• establishing and implementing procedures to review the contributions of individual directors;
• evaluating the effectiveness of the board of directors and committees;
• assessing that adequate structures and procedures are in place to permit the board of directors to effectively discharge its duties and responsibilities; and
• evaluating organizational structures and plans for the succession of senior executives.
7. Compensation	Yes

The process by which the board determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Executive Compensation — Compensation Discussion and Analysis".

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
In 2012, Meridian completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors.
8. Other Board Committees	Yes	Environmental, Health and Safety Committee. The function of the committee is to establish and monitor the effectiveness of safety, health and environmental policies and systems.
9. Director/Board Assessments	Yes

The board of directors conducted an evaluation of its effectiveness and contributions in 2012. These evaluations assessed the effectiveness and contribution of the board of directors, the board committees and the board Chair.

*
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has policies of insurance for the directors and officers of the Corporation and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $50 million, inclusive of costs to defend claims. Under the policies, the Corporation will have a $30 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $250,000 for each loss. The insured directors and officers also have a $20 million limit of liability designated to claims in which no indemnification is provided by the Corporation. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2012 to December 31, 2012, the total premium paid on the policies was $442,220. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2012 is provided in the Corporation's annual financial statements and management's discussion and analysis ("MD&A") which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 400 Applewood Crescent 2nd Floor, Vaughan, Ontario L4K 0C3.

        The Corporation's annual information form includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, Annual Report, this Circular or other information relating to the Corporation, please visit the Corporation's SEDAR profile at www.sedar.com or our website at www.progressivewaste.com.

OTHER MATTERS

        The directors know of no other amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

 APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Voting Shareholders have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS
"William Chyfetz"
WILLIAM CHYFETZ Vice President, Associate General Counsel and Secretary

Toronto, Ontario
April 3, 2013

 SCHEDULE A

PROGRESSIVE WASTE SOLUTIONS LTD.

MANDATE OF THE BOARD OF DIRECTORS and
CORPORATE GOVERNANCE GUIDELINES

        The purpose of this document is to summarize the roles and responsibilities of the board of directors (the "Board") and governance guidelines which align the interests of the Board and management with long term shareowner value of Progressive Waste Solutions Ltd. (the "Corporation").

1.     Role

        In addition to fulfilling the duties of directors of a corporation as prescribed by applicable law, the role of the directors is to focus on governance and stewardship of the Corporation. Their role is to review and approve corporate direction (strategy), assign primary responsibility to senior officers ("Management") for achievement of that direction, oversee the Corporation's operations through the supervision of Management, establish executive authorities and monitor performance against those objectives.

2.     Responsibilities

  To fulfill their role, directors will:

  (a)
  Establish and Monitor Strategic Plans, Performance Objectives and Compensation Plans

  •
  Review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured.

  •
  Review and approve management's strategic and operational plans and ensure consistency with long term corporate goals.

  •
  Determine appropriate criteria against which to evaluate performance.

  •
  Review and approve major organizational changes and significant human resource policies and programs. Annually review succession plan for senior management.

  •
  Approve the CEO and senior executive compensation plans and ensure this compensation is linked to corporate performance.

  •
  Approve the Corporation's dividend policy and quarterly dividend payments.

  •
  Approve significant business expansions, alliances, joint ventures, mergers and acquisitions.

  (b)
  Monitor Corporate and Executive Performance

  •
  Monitor the Corporation's performance against strategic plans and annual performance targets.

  •
  Set targets against which to measure executive performance and annually evaluate CEO and Management performance.

  •
  Assess and monitor the principal risks of the business in which the Corporation is engaged and oversee matters relating to the ethical, legal, regulatory and financial integrity of the Corporation.

  •
  Ensure that the CEO and other executive officers create a culture of integrity, ethics and continuous improvement throughout the organization.

  •
  Recommend to shareholders the appointment of the Corporation's external auditor, pursuant to the recommendation of the Audit Committee, and set the external auditor's compensation.

  (c)
  Establish Shareholder Expectations for Corporate Performance through Effective Communication with Shareholders

  •
  Ensure there is effective communication between the Corporation and the shareholders, other stakeholders, and the public.

  •
  Approve the Disclosure Policy and oversee effective disclosure and implementation.

  •
  Approve the Corporation's quarterly and annual financial results, MD&A, and management proxy circulars.

  (d)
  Develop Board Processes, Leadership Structure and Standards and Monitor Compliance

  •
  Develop procedures relating to the conduct of the directors and the fulfillment of the Board's responsibilities.

  •
  Set standards for the Corporation in terms of moral and ethical norms, as well as corporate social responsibility.

  •
  Monitor compliance with the Corporation's Code of Conduct (the "Code").

  •
  Ensure that the Audit Committee promptly investigates complaints or concerns received by the Corporation about ethical, accounting or audit matters.

  •
  Annually appoint the Chairperson of the Board, who must be an independent director. The Chairperson serves a variety of roles including reviewing and approving board agendas, meeting material and schedules to confirm the appropriate topics are reviewed and adequate time is allocated to each; presiding at Board meetings, sessions of independent directors, and annual general meetings of shareholders; serving as a liaison between the Board and CEO particularly regarding feedback of independent Board member discussions when the CEO is not present; calling an executive session of independent directors; and, in conjunction with the Board, is responsible for managing the performance evaluation of the CEO.

  •
  Annually recommend qualified and independent individuals to be nominated for election to the Board, based on the advice of the Governance and Nominating Committee.

  •
  Monitor and annually evaluate the effectiveness and contribution of the Board, its committees and individual directors, including the existing Board structure, processes and composition.

  •
  Annually review the Board Mandate, Governance Guidelines and any other documents or practices used by the Board in fulfilling its responsibilities.

3.     Committees

  The Corporation's current committee structure includes the following committees: Audit; Governance and Nominating; Compensation; Environmental Health and Safety. The mandates of each standing committee are reviewed periodically by the Governance and Nominating Committee with a view to delegating to committees the authority of the Board concerning specified matters appropriate to each committee. The members of each committee, and the chair of each committee, are appointed by the Board annually.

4.     Governance Principles and Guidelines

  •
  A majority of the directors and all of the members of the Audit, Compensation and Governance and Nominating Committees are required to meet the independence requirements of the New York Stock Exchange and the Toronto Stock Exchange. Only one Management director (the CEO) may be nominated to the Board.

  •
  No director may serve as a director, officer or employee of a competitor and no director shall serve on more than four other public company boards.

  •
  The independent directors will meet at regularly scheduled sessions at least quarterly without management present, and will meet in camera after every Board meeting.

  •
  Directors must attend at least 75% of all regularly scheduled Board meetings and relevant Committee meetings.

  •
  The Board will have unrestricted access to the Corporation's officers and employees and will be provided with the internal and external resources necessary to carry out its duties.

  •
  Annually the Board (through the Governance and Nominating Committee) will conduct a review of director performance.

  •
  The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board.

  •
  All directors are expected to comply with stock ownership guidelines for directors, under which they are each expected to hold three (3) times their respective annual retainer, prior to June 30, 2014 or within five (5) years of their election to the Board, whichever is later. Directors may not purchase financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

  •
  In an uncontested election of directors, any nominee who receives more votes "withheld" than "for" will tender his or her resignation immediately. The Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board of directors accept the resignation. The board of directors will make its decision and announce its decision and the reasons for its decision in a press release no later than 90 days after the date of the resignation.

  •
  A retiring or departing CEO will resign from the Board upon retirement or departure and/or will not be re-nominated to the Board at the annual general meeting of shareholders following the CEO's retirement or departure.

  •
  Shareholders will have an annual "say on pay" opportunity to cast an advisory vote on the Corporation's approach to executive compensation.

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR DATED APRIL 3, 2013
THE CORPORATION
PROXY SOLICITATION AND VOTING AT THE MEETING
VOTING SHARES AND GOVERNANCE ARRANGEMENTS
PRINCIPAL SHAREHOLDERS
MATTERS TO BE CONSIDERED AT THE MEETING
NOMINEES FOR THE BOARD OF DIRECTORS
EXECUTIVE COMPENSATION
Total Return from December 31, 2007 to December 31, 2012
COMPENSATION OF DIRECTORS OF THE CORPORATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
OTHER MATTERS
APPROVAL OF DIRECTORS
SCHEDULE A PROGRESSIVE WASTE SOLUTIONS LTD. MANDATE OF THE BOARD OF DIRECTORS and CORPORATE GOVERNANCE GUIDELINES